REGIS CORPORATION

STATEMENT OF POLICY ON INSIDER TRADING

Regis Corporation (the “Company”) employees have the opportunity to participate in the Company’s future by investing in Company securities, whether directly or through the Company’s compensation and benefit plans. However, as a result of the increasingly complex laws that apply to such investments and the severe penalties for failure to comply with these laws, these investments must be made with caution. In an effort to mitigate the risk of a securities law violation by a Company employee, the Company has adopted a Statement of Policy on Insider Trading (the “Insider Trading Policy”) that applies to each officer, director and employee of the Company and other insiders described below. The Company’s Insider Trading Policy prohibits covered persons from:

(i)trading in securities of the Company (or in puts and calls for the Company’s securities) when he or she is aware of material, nonpublic information;

i.having others trade for such person in such securities while he or she is aware of material, nonpublic information; or

i.communicating (or “tipping”) to others confidential or nonpublic information concerning the Company or other companies.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

While the Company’s Insider Trading Policy applies to all Company employees, if you are a director, officer or employee with access to sensitive financial or business information (referred to herein as an “insider”), the Board of Directors believes it is appropriate that your transactions in the Company’s securities be subject to certain additional restrictions and procedures, which are described below. This Insider Trading Policy discusses insider trading and describes the additional trading restrictions and procedures that apply to Company insiders.

What is “Insider Trading?”

Insider trading is, in addition to being a violation of the Company’s Insider Trading Policy, a violation of the federal securities laws. The term “insider trading” generally is used to refer to trading in securities when you are aware of material, nonpublic information about the Company, or the communication of material, nonpublic information to others who may trade on the basis of such information.

1.Who is an Insider?

The concept of “insider” is broad and generally includes any person who is aware of nonpublic information about the Company and who has a duty to the Company to keep this information confidential. In the case of the Company, “insiders” include officers and directors of the Company and its subsidiaries, as well as employees of any of such entities who have access to material information that is not publicly available or who are working on significant corporate transactions or projects. In addition, a person can be a “temporary insider” if he or she enters into a relationship to serve the Company, such as a consultant, contractor or advisor, and as a result gains access to inside information.

In addition, certain related parties of insiders are also subject to the Company’s Insider Trading Policy, including immediate family members or others sharing a home with, or who are economically dependent upon, Company insiders, as well as any person or entity, including a trust or partnership, whose transactions in Company securities are controlled or influenced by Company insiders. All of the foregoing Company insiders and their related parties are subject to the Insider Trading Policy.

Furthermore, the Company itself is an insider and may from time to time engage in transactions in its own securities. The Company will comply with applicable laws, including laws with respect to insider trading, when effecting transactions in its own securities.

1.What is Material Information?

Trading while aware of inside information is not a basis for liability unless the information is “material.” Information is generally defined as material if there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that is reasonably likely to affect the price of a company’s securities. It is important to remember that materiality will always be judged with the benefit of hindsight.

Although there is no precise, quantitative definition of materiality, information is likely to be “material” if it relates to:

•Earnings or sales results, or expectations for the quarter or the year

•Financial forecasts

•Changes in dividends

•Proposals or agreements involving a merger, acquisition, joint venture, divestiture or leveraged buy-out

•Changes in relationships with major customers and franchisees, or obtaining or losing important contracts

•Important product developments

•Major financing developments

•Plans for substantial capital investment

•Significant write-offs or increases in reserves

•Major personnel changes

•Criminal indictments or material civil litigation or government investigations

•Significant litigation, including labor disputes, strikes or lockouts

•Substantial changes in accounting methods

•Debt service or liquidity problems

•Bankruptcy or insolvency

•Public offerings or private sales of debt or equity securities

•Stock splits, calls, redemptions or repurchases of the Company’s securities

“Inside” information could be material because of its expected effect on the price of the Company’s securities, the securities of another company, or the securities of several companies. Accordingly, the prohibition against the misuse of “inside” information includes not only restrictions on trading in the Company’s securities but restrictions on trading in the securities of other companies affected by the inside information.

a.What is Nonpublic Information?

“Nonpublic” information is information which has not been made available to investors generally. This includes information received from sources or in circumstances indicating that the information has not yet been generally circulated.

At such time as material, nonpublic information has been released to the investing public, it loses its status as “inside” information. However, for “nonpublic” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, and sufficient time must pass for the information to become available in the market.

To show that “material” information is public, it is generally necessary to point to some fact verifying that the information has become generally available, such as disclosure by (i) filing of a Form 10-Q, Form 10-K, Form 8-K or other report with the SEC, (ii) release to a national business and financial wire service (such as BusinessWire, Reuters or Bloomberg), a national news service, or a national newspaper (such as The Wall Street Journal), or (iii) broadly-accessible conference call or webcast that was announced to the public in advance (such as a quarterly earnings call). The circulation of rumors, Internet chat or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute the requisite public disclosure, nor does the mere posting of the information on an Internet web site (other than filings made and available on the SEC’s website).

Material, nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to a favored analyst or a group of analysts retains its status as “nonpublic” information the use of which is subject to insider trading laws, as well as constituting a violation of the SEC’s prohibition against selective disclosure. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic” and may not be misused.

It is the policy of the Company to consider quarterly and annual earnings results public after two full trading days have passed following public disclosure of such earnings. Similarly, other material information will be considered public after two full trading days have passed following public disclosure in the manner described in the preceding paragraphs.

a.Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for the individuals involved in such unlawful conduct (even if they did not personally benefit from it), and, potentially, for their employers. Penalties include:

•jail sentences of up to 20 years

•disgorgement of profits

•criminal fines for the person who committed the violation of up to $5,000,000 and civil penalties of up to three times the profit gained or loss avoided, whether or not the person actually benefited

•criminal fines for the employer or other controlling person, such as a supervisor, of up to $25,000,000 and civil penalties of up to three times the amount of the profit gained or loss avoided

In addition, a violation of this Insider Trading Policy can be expected to result in serious sanctions by the Company, which may include dismissal of the person involved.

a.Additional Policies

Short Sales. Pursuant to this Insider Trading Policy, no director, officer, other employee, temporary insider or related party of the foregoing, shall engage in a short sale of the Company’s stock (i.e., selling securities not owned at the time of sale). Furthermore, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Publicly Traded Options. A transaction in publicly traded options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the insider is trading based on inside information. Transactions in options also may focus the insider’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Insider Trading Policy.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company’s directors, officers, other employees, and related parties of the foregoing are prohibited from engaging in purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s common stock. The foregoing restriction applies to all shares of the Company’s common stock owned directly or indirectly by the Company’s directors, officers, employees and their respective related parties. Nothing in this hedging transaction restriction shall preclude the Company’s directors, officers, employees and their related parties from engaging in general portfolio diversification.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of inside information or otherwise is not permitted to trade in Company securities, directors, officers, employees, and their related parties are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Chief Financial Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. Approval of any transaction is in the sole discretion of the Chief Financial Officer.

Tipping. No insider shall disclose (“tip”) inside information to any other person (including family members) who may then trade in the Company’s stock or pass on the information to others who may trade in the Company stock, nor shall such insider or related person make recommendations or express opinions on the basis of inside information as to trading in the Company’s securities. Such conduct, also known as “tipping,” results in liability for the insider of the Company who communicates the information, even if the insider does not actually trade, and for the person who receives and trades on such information.

Event-specific Trading Window Closures. From time to time, material developments known only to a limited number of Company personnel may occur and cause the Company to impose on an appropriate group of insiders additional restrictions on trading. Company personnel will be notified if they become part of such a group, and they should not disclose to others the fact that they have been so notified or that additional restrictions on their trading have been imposed.

Post-Termination Transactions. The restrictions on trading when aware of material, nonpublic information contained in this Insider Trading Policy continues to apply to transactions in Company securities even after an individual’s affiliation with the Company has ended. If a person subject to this Insider Trading Policy is aware of inside information when his or her affiliation with the Company terminates, he or she may not trade in Company securities until that information has become public or is no longer material.

Transactions in Other Companies’ Securities. The Insider Trading Policy also prohibits insiders from trading in another company’s securities while are aware of material, nonpublic information concerning that company when that information was obtained in the course of your service to the Company. These other publicly-traded companies may include suppliers, franchisees, business partners, competitors and potential merger or acquisition parties. Insider should also not disclose such information, or make trading recommendations regarding such other companies, to any other person.

a.Exceptions

Exercise of Stock Options/SARs. The exercise of options and stock-settled stock appreciation rights to purchase and hold common stock of the Company (by cash payment or net exercise) is not subject to the Insider Trading Policy, but the sale of shares so acquired is subject to the Insider Trading Policy. Accordingly, the exercise of options and stock-settled stock appreciation rights and immediate sale of some or all of the shares through a broker (including through a broker-assisted cashless exercise) is subject to the Insider Trading Policy.

Vesting of Restricted Stock. The vesting of restricted stock units and forfeiture of shares back to the Company to cover related tax withholding requirements is not subject to the Insider Trading Policy; however, the sale of shares acquired upon vesting is subject to the Insider Trading Policy.

Participation in the Stock Purchase Plan. The purchase of common stock of the Company attributable to participation in the Regis Corporation Contributory Stock Purchase Plan is not subject to the Insider Trading Policy, but the sale of shares so acquired is subject to the Insider Trading Policy.

Certain Gifts of Company Securities. Any bona fide gift of Company securities will be exempt from the provisions of the Insider Trading Policy if either of the following applies (i) the gift of Company securities is being made to a person subject to the Insider Trading Policy in the same manner as it applies to the person making the gift, or (ii) the individual making the gift has a reasonable basis for believing that the recipient of the gift will not sell the Company securities during a period following the gift when the individual making the gift would not be permitted to trade. All other gifts of Company securities must comply with the provisions of the Insider Trading Policy that apply to sales of Company securities since the recipient of the shares may intend to sell the shares upon receipt, which could be at a time when the person making the gift could not have traded.

Insider Trading Procedures for Certain Access Persons

In addition to the provisions of the Insider Trading Policy set forth above, the following additional procedures are also applicable to you if you are a director or executive officer of the Company or if you have been identified as an employee of the Company who may, by virtue of your duties or work conditions, have regular access to material, nonpublic information concerning the Company, or if you are a related party of such persons.

1.Trading Windows/Blackouts

There are times when the Company may be engaged in a material, nonpublic development. Although you may not know the specifics of the development, if you engaged in a trade before such development was disclosed to the public you might expose yourself and the Company to a charge of insider trading that could be costly and difficult to refute. In addition, a trade by you during such a development could result in significant adverse publicity for the Company.
Therefore, you may only purchase or sell securities of the Company during four “trading windows” (identified below) that occur each year and only after pre-clearing your intent to trade with the Company’s Vice President of Human Resources, Kelly Webb, or her designee, if she is out of the office.

The four trading windows consist of the periods that begin after two full trading days have passed following public issuance of the Company’s financial results for a completed quarterly or annual period and end ten (10) days prior to the end of the next quarter. You are free to initiate transactions in Regis stock during these periods, provided that you are not aware of material, nonpublic information as insider trading and tipping are prohibited at all times, even during the trading windows. The fact that you have material, nonpublic information is enough to bar you from trading; it is no excuse that your reasons for trading were not based on that information. For example, you might have planned to sell Company shares at a particular time to pay a tuition bill. You may not do so, however, if you possess material, nonpublic information about the Company at that time. Accordingly, if you do intend to engage in a trade during a trading window you must first receive permission from the Company’s Vice President of Human Resources.

The Vice President of Human Resources may refuse to permit any transaction if she determines that there are pending corporate developments that could give rise to a charge of insider trading. In addition, the Vice President of Human Resources may decide to consult with the Company’s outside legal counsel before responding to your request. After receiving permission to engage in a trade, you should either complete your trade within two business days or make a new trading request.

The periods when the trading window is closed are referred to as “blackout” periods. Approximately one week prior to the beginning of each blackout period, you will receive an email reminding you of the dates the blackout period will be in effect. At that time, if you have any limit orders outstanding, you should suspend them for the duration of the blackout period. Otherwise, your broker might execute a trade for you which is prohibited by the blackout period policy. In addition to the regular blackout periods, from time to time inside information regarding the Company may be pending. While such information is pending, the Company may impose a special blackout period during which the same blackout procedures described above shall apply. In accordance with the procedure for waivers described below, in very rare circumstances a waiver may be given to allow a trade to occur during a blackout period, but generally only in the event of a significant hardship and when the person requesting the waiver does not, in fact, have material, nonpublic information.

Notwithstanding any other provision of this Insider Trading Policy, you may buy or sell securities of the Company pursuant to certain contracts, instructions and plans regardless of whether you have material, nonpublic information so long as you are not aware of material, nonpublic information when you enter into or adopt the contract, instructions or plan that complies with all applicable requirements of Rule 10b5-1 (including any applicable cooling-off period, etc.) (referred to as “Rule 10b5-1 Plans”). Prior to entering into any such Rule 10b5-1 Plan, you must provide a copy to the Company’s Vice President of Human Resources. Once your Rule 10b5-1 Plan has been put in place, all proposed modifications of the Rule 10b5-1 Plan must be provided to or reviewed by the Vice President of Human Resources prior to implementation and must be made when you are not aware of material nonpublic information. Nothing in this policy prohibits you from terminating any such Rule 10b5-1 Plan in accordance with applicable laws and regulations. After your Rule 10b5-1 Plan has been put in place, purchases or sales of the Company’s securities may proceed in accordance with the Rule 10b5-1 Plan even if you become aware of material, nonpublic information. You may not alter or deviate from the terms of the approved contract, instruction or plan and you may not engage in any corresponding or hedging transactions.

Reporting of Violations

If you know or have reason to believe that the Company’s Insider Trading Policy or procedures have been or may be violated, you should bring the actual or potential violation to the attention of the Company’s Vice President of Human Resources.

Modifications; Waivers

The Company reserves the right to amend or modify the procedures set forth herein at any time. Waiver of any provision of this Insider Trading Policy in a specific instance may be authorized in writing by the Company’s Vice President of Human Resources or their designee. Any request for a waiver must be submitted to the Vice President of Human Resources at least two weeks prior to the proposed transaction and must set forth a justification for the request.

Assistance

If you have any questions regarding the Company’s Insider Trading Policy or procedures described above, you should contact the Company’s Vice President of Human Resources, who may refer the question to the Company’s outside legal counsel before giving a full reply. Remember, however, that the ultimate responsibility for adhering to these policies and avoiding improper transactions rests with each individual.

Updated September 3, 2025